EXHIBIT 99.1

FOR IMMEDIATE RELEASE

	Contact:	ESG Re Limited Margaret L. Webster Chief Administrative Officer 353 1 675 0201 (Dublin) e-mail:peggy.webster@esg-world.com

ESG RE APPOINTS NEW DIRECTOR

                Hamilton, Bermuda, November 8, 2001 – ESG Re Limited (Nasdaq: ESREF) announced that Mr. Tony Hobson has been appointed to the Board of Directors of the Company as a non-executive Director.  Mr. Hobson was Group Finance Director of Legal & General Group plc for 14 years before retiring in February of this year.  Prior to joining Legal & General, he worked with Sperry Corporation, S.G.Warburg and Arthur Andersen. He was the senior independent director of Thames Water plc, before its acquisition by RWE and currently serves on the boards of HBOS plc and Glas Cymru, the not-for-profit entity established earlier this year to acquire Welsh Water.  Mr. Hobson is a chartered accountant and holds degrees from the University of Liverpool and the Darden Graduate School of Business at the University of Virginia.

ESG Re Ltd provides medical, personal accident, credit life, disability and special risks re-insurance to insurers and selected re-insurers on a worldwide basis. The company distinguishes itself from its competition by offering re-insurance products and services that help its ceding clients to manage their risks more effectively. ESG provides solutions to specific underwriting problems, actuarial support, product design and loss prevention.

ESG is building on its reinsurance expertise by developing its direct marketing business.  ESG will deliver innovative business opportunities and client focused solutions to its affinity partners using distribution methods such as direct mail, telemarketing and bancassurance

Uncertainties related to forward looking statements: Certain statements in this Press Release constitute “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: The Company’s lack of history as a reinsurer and its increased scope of business: the company’s dependence on key clients; the volatility and unpredictability of the risks the company insures; the cyclical nature of the reinsurance market; competition and the company’s evaluation by insurance rating agencies; changes in tax laws and regulations; foreign currency fluctuation; and the adequacy of loss reserves. A further discussion of factors that could affect the Company’s results is included in reports filed by the Company with the Securities and Exchange Commission and in the Company’s Prospectus dated December 12, 1997.